

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 9, 2023

David Obstler
Chief Financial Officer
Datadog, Inc.
620 8th Avenue
45th Floor
New York, NY 10018

> **Re: Datadog, Inc.**
> **Form 10-K for the Year Ended December 31, 2022**
> **Form 10-Q for the Quarter Ended September 30, 2023**
> **Form 8-K Furnished August 8, 2023**

Dear David Obstler:

We have reviewed your October 27, 2023 response to our comment letter and have the following comments.

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our September 28, 2023 letter.

Form 10-K for the Fiscal Year Ended December 31, 2023

General

1. Please supplementally explain the difference between the number of subsidiaries listed in Exhibit 21, which identifies five wholly-owned subsidiaries, and the number of subsidiaries listed in your response to comment 2, which identifies 16 wholly-owned subsidiaries.

2. Please confirm for us that the percentages described in your response to prior comment 2, with respect to the company's reliance on Rule 3a-8 (Rule 3a-8) under the Investment Company Act of 1940 (1940 Act) are described on a consolidated basis with the financial statements of all wholly-owned subsidiaries, as required by Rule 3a-8(b)(2). In particular, confirm that the company, on a consolidated basis with all wholly-owned

subsidiaries, holds (i) no more than 10% of its total assets in investments that are not capital preservation investments or (ii) no more than 25% of its total assets in investments that are not capital preservation investments, provided that at least 75% of such other investments are investments made pursuant to a collaborative research and development arrangement

3. Please consider the inclusion of a risk factor relating to the 1940 Act in future filings. In any such risk factor, please disclose the company's current reliance on Rule 3a-8 and any associated risks.

4. Please update your responses to prior comments 2 and 3, with respect to the company's 1940 Act status, to include the information as of the September 30, 2023 fiscal quarter end.

5. Please describe for us all of the investments in securities that the company considers to be cash preservation investments. We note your response states that the company's investments in securities "consist primarily of" listed items, and that the company "believes" its investments in securities "consist entirely of" capital preservation investments.

Form 10-Q for the Quarterly Period Ended September 30, 2023

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations
Expanding Within Our Existing Customer Base, page 25

6. We note your response to prior comment 4 and the revised disclosures here where you state that the trailing 12-month dollar-based net retention rate (DBNRR) was "slightly below" 120% as of September 20, 2023 and "above 130%" as of September 30, 2022. These approximations do not fully describe changes in your DNBRR from period to period. For instance, it is unclear if DBNRR decreased, for example, from 145% to 118% or 131% to 119%. Considering the ability to expand within your existing customer base is a key factor affecting your performance, your discussions of this measure should be more precise. In addition, where you disclose this measure, you should include a discussion of the reasons for any significant change in such measure from period to period. For example, we note the reference in your response to customers scrutinizing costs and optimizing their usage as factors that have impacted the decline in the DBNRR. Please revise to include the actual DBNRR for each period presented along with a discussion of the drivers for any change in such measure.

Form 8-K Furnished on November 7, 2023

Exhibit 99.1, page 1

7. You state in your response to prior comment 5 that in order to determine the appropriate tax rate to apply to your non-GAAP net income, you need to take into account the company's specific situation of net operating loss carryforwards and tax credit

carryforwards as well as the fact that you have not recorded, and do not expect to record or pay significant taxes in the near term. This statement appears to be referring to your GAAP tax position. However, the non-GAAP tax adjustment should include tax expense commensurate with your non-GAAP measure of profitability. In this regard, you appear to have reported significant cumulative non-GAAP net income before taxes in recent years, which suggests that from a non-GAAP perspective, loss carryforwards may not be available and therefore, should not be considered in determining your non-GAAP income tax adjustment. It further suggests that on a non-GAAP basis, you may have recorded and paid significant taxes. To the extent you continue to disclose non-GAAP net income, please revise to also include an adjustment for income tax expense that is commensurate with your non-GAAP measure of profitability.

Please contact David Edgar at 202-551-3459 or Kathleen Collins at 202-551-3499 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Jane Munger